Exhibit 99.1

Richmont Mines Inc. and Louvem Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. ANNOUNCES INTENTION TO ACQUIRE LOUVEM MINES INC.

MONTREAL, Quebec, Canada, March 31, 2010 – Richmont Mines Inc. ("Richmont") (TSX-NYSE Amex: RIC) and Louvem Mines Inc. ("Louvem") (TSX-V: LOV) jointly announced today that Richmont has notified Louvem that it intends to acquire all of the issued and outstanding shares of Louvem that are not currently owned by Richmont (the “Transaction”). Richmont holds approximately 70% of the shares of Louvem. Richmont has entered into support agreements whereby certain Louvem shareholders holding approximately 54% of the Louvem shares not already owned by Richmont have agreed to support the Transaction.

Richmont has delivered a letter to the independent directors of Louvem requesting that Louvem form a special committee and retain a financial advisor to assess the terms of the Transaction.

Under the proposed Transaction, holders of shares of Louvem would receive one share of Richmont for each 5.4 shares of Louvem held by them. Such consideration represents a value of $0.76 per Louvem share and is a premium of approximately 48% to Louvem shareholders, based on the respective closing prices on the TSX-V and the TSX of the Louvem shares and the Richmont shares on March 30th, 2010.

The Transaction remains subject to the approval of the Board of Directors of Louvem, regulatory approvals, the execution of definitive documentation and the approval of the Louvem shareholders. Richmont expects to issue approximately 1.4 million shares if the proposed Transaction is completed. There can be no assurance that the Transaction will be completed.

About Richmont Mines Inc.
Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

About Louvem Mines Inc.
Louvem has a 50% interest in the Beaufor Mine and owns other exploration properties located near Val-d’Or, in northwestern Quebec, Canada. More information on Louvem Mines can be found on its website (www.louvem.com).

Richmont Mines Inc. Announces Intention To Acquire Louvem Mines Inc.
March 31, 2010

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Jennifer Aitken	Media Contact:
Investor Relations	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

Ticker symbol: LOV
Listings: TSX Venture Exchange
Web Site: www.louvem.com